Exhibit (a)(1)(x)

YURI ITKIS GAMING TRUST EXTENDS TENDER OFFER FOR FORTUNET

LAS VEGAS, February 16, 2010 – The Yuri Itkis Gaming Trust of 1993 (the “Trust”) today announced that it has extended its cash tender offer to acquire all the outstanding shares of common stock of FortuNet, Inc. (Nasdaq: FNET) (“FortuNet”) not otherwise held by the Trust.  The tender offer will now expire at midnight, New York City time, on Wednesday, February 17, 2010, unless further extended.  All other terms and conditions of the tender offer remain unchanged. As of midnight on Friday, February 12, 2010, approximately 1,073,931 shares have been tendered in and not withdrawn from the tender offer (including 104,200 shares tendered pursuant to a notice of guaranteed delivery).

The Trust has extended the expiration date of the tender offer in order to allow all of FortuNet’s investors additional time to participate in the offer, including investors who are required to provide instructions to tender through their bank, broker or other nominee.  The Trust is gratified by the support that it has received to date from FortuNet stockholders and the Trust remains fully committed to completing this transaction successfully.

ABOUT THE TRUST’S TENDER OFFER

On January 15, 2010, the Trust commenced a cash tender offer for all of the outstanding shares of common stock of FortuNet not already owned by the Trust, subject to the terms and conditions set forth in the Offer to Purchase dated as of January 15, 2010, as amended and supplemented (the “Offer to Purchase”).  The purchase price to be paid upon the successful closing of the cash tender offer is $2.25 per share in cash, subject to the terms and conditions set forth in the Offer to Purchase. The Trust currently owns a stake of approximately 75% in FortuNet.

IMPORTANT INFORMATION

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell FortuNet stock.  The tender offer is being made pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by the Trust with the SEC on January 15, 2010, as amended and supplemented (the “Schedule TO”).  Stockholders of FortuNet are advised to carefully read the Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC, as each may be amended and supplemented, because they contain important information that FortuNet stockholders should consider before any decision is made with respect to the Offer. Stockholders of FortuNet can obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Georgeson Inc., the Information Agent for the Offer, at (800) 868-1390.

FORWARD-LOOKING STATEMENTS WARNING

This news release contains forward-looking statements.  These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict.  The statements are based upon the Trust’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  There can be no assurances that any transaction will be consummated.  The Trust disclaims any obligation to update or revise the information in this news release based on new information or otherwise except as required by law.

CONTACT:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll Free (800) 868-1390